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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        Press Release issued May 8, 2003

                                  LAIDLAW INC.
                 (Translation of registrant's name into English)

           3221 North Service Road, Burlington, Ontario Canada L7R 3Y8
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F        Form 40-F     X
                   ------            -------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes    X         No
             -------          ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


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                  LAIDLAW ANNOUNCES $400 MILLION DEBT ISSUANCE

Naperville, IL - May 8, 2003

Laidlaw Inc. today announced that it is planning an offering of $400 million of senior notes to certain institutional investors in an offering exempt from the registration requirements of the Securities Act of 1933 and the prospectus requirements under Canadian securities laws. The issuer of the notes will be Laidlaw International, Inc., the Delaware corporation that will emerge from bankruptcy as the ultimate parent company of the Laidlaw businesses.

Laidlaw intends to use the net proceeds from the offering, together with anticipated borrowings under Laidlaw's new senior secured credit facility, to fund a portion of the distributions to creditors under Laidlaw's plan of reorganization.

The senior notes to be offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In Canada, the senior notes have not been qualified by a prospectus and may not be offered or sold except pursuant to an exemption from the prospectus requirements under Canadian securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy such notes.

For further information:

Kevin Benson
Chief Executive Officer,
Laidlaw Inc.,
(630) 848-3017



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                             Laidlaw Inc.



                             By:      /s/ Ivan R. Cairns
                                  --------------------------------------------
                             Name:  Ivan R. Cairns
                             Title:  Senior Vice President and General Counsel


Date:  May 12, 2003